Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock of Microbot Medical Inc. (referred to as “the Company”, “we”, “us” and “our” unless specified otherwise) is based upon relevant provisions of the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Certificate of Incorporation and Bylaws.

Authorized Capital Stock

The Company is authorized to issue up to 121,000,000 shares of capital stock, consisting of 120,000,000 share of Common Stock, with a par value of $0.01 per share (the “Common Stock”), and 1,000,000 shares of Undesignated Preferred Stock with a par value of $0.01 per share.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBOT.”

Description of Common Stock

Voting Rights. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast, while directors shall be elected by a plurality of the votes cast. Unless otherwise provided in the Certificate of Incorporation or Bylaws, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a number of stockholders sufficient to take such action are delivered to the Company in the manner specified in the Bylaws within sixty days of the earliest dated consent so delivered.

Dividends. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by the Board of Directors of the Company (the “Board”), out of funds that we may legally use to pay dividends, subject to any preferential dividend rights of any outstanding series of preferred stock or series of preferred stock that we may designate and issue in the future.

Liquidation. In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Preemptive and Redemption Rights. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to Common Stock.

Preferred Stock

Pursuant to the Certificate of Incorporation, the Board has the authority, without further action by the stockholders, to issue from time to time up to 1,000,000 shares of preferred stock, in one or more series. The Board will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of the Common Stock.

Anti-Takeover Provisions

General

The Certificate of Incorporation and Bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or take-over attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Staggered Board

The Certificate of Incorporation provides for the Board of Directors to be divided into three classes serving staggered terms.

At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire are elected for a three-year term of office. All directors elected to the classified Board will serve until the election and qualification of their respective successors or their earlier resignation or removal. The Board is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The Board (or its remaining members) is also empowered to fill vacancies on the Board occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred.

Notification of Nominations

Our Bylaws provide, subject to the rights of the holders of any class or series of preferred stock voting separately by class or series, that nominations for the election of directors may be made by any stockholder entitled to vote for the election of directors. A stockholder entitled to vote for the election of directors at a meeting may nominate persons for election as directors by giving timely proper written notice to the Company accompanied by a petition signed by at least 100 record holders of capital stock of the Company which shows the class and number of shares held by each person and which represent in the aggregate 1% or more of the outstanding shares entitled to vote in the election of directors. To be timely, proper notice shall be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to the stockholders, to be timely, notice by the stockholder must be received at the principal executive offices not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Quorum

At any meeting of the stockholders, a quorum as to any matter shall consist of one-third of the votes entitled to be cast on the matter, except where a larger quorum is required by law, by the Certificate of Incorporation or the By-Laws.

Amendment of Bylaws

The By-Laws may be adopted, amended or repealed by vote of a majority of the directors then in office or by vote of 80% of the stock outstanding and entitled to vote. Any by-law, whether adopted, amended or repealed by the stockholders or directors, may be amended or reinstated by the stockholders or the directors.